NextMart, Inc.

Oriental Plaza Bldg. W3, Twelfth Floor

1 East Chang’an Avenue, Dongcheng District

Beijing, 100738 PRC

February 7, 2011

Andrew Mew

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

Re:

NextMart, Inc.
-Form 10-K for the Fiscal Year ended September 30, 2009 (“2009 Form 10-K”)

Dear Mr. Mew:

This letter responds to the Staff’s comment letter dated November 19, 2010 regarding the above referenced filing.   For reference purposes, each numbered responses below responds to the corresponding comment in your comment letter.

1. In response to comment #1, we will expand our risk factors in the 2009 Form 10-K consistent with the applicable Risk factor in our most recent Form 10-K for the Fiscal Year ended September 30, 2010 (“2010 Form 10-K”). In addition, we will amend our internal control disclosure consistent with our disclosure contained in Item 9A of Part II of our 2010 Form 10-K which reflects a material weaknesses as described therein.

2. In response to comment #2, the Company did consider the effectiveness of its disclosure controls and procedures which led to the disclosure reflected in our 2010 Form 10-K mentioned in paragraph 1 above.

In closing, the Company acknowledges that;

(a). It is responsible for the adequacy and accuracy of the disclosure contained within its filings,

(b). Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

(c). It may not assert staff comments as a defenses in any proceeding initiate by the Commission or any person under the federals securities laws.

We trust that the above is responsive to the Staff’s comments and questions, but we remain available to answer any addition questions that the Staff may have.  Please do not hesitate to contact our attorney Daniel H. Luciano at 908-832-5546, if you have any questions regarding this letter. We plan to file such amendments referenced above as promptly as possible following your concurrence of our positions.

Very truly yours,

Nextmart, Inc.

/s/ Carla Zhou

By Carla Zhou, CFO

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